STATEMENT OF INVESTMENTS

Dreyfus Pennsylvania Intermediate Municipal Bond Fund

February 28, 2007 (Unaudited)

Long-Term Municipal Investments--97.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania--95.6%				
Albert Gallatin Area School District (Insured; MBIA)	5.15	9/1/14	1,220,000	1,228,247
Ambridge Borough Municipal Authority, Sewer Revenue (Insured; FSA)	4.30	10/15/23	1,460,000	1,485,886
Armstrong School District, GO (Insured; XLCA)	5.00	3/15/22	1,465,000	1,589,364
Bethlehem Authority, Guaranteed Water Revenue (Insured; FSA)	5.00	11/15/15	2,000,000	2,169,920
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	5.90	1/1/27	250,000	258,250
Butler Area Sewer Authority, Sewer Revenue (Insured; FGIC)	0.00	1/1/10	600,000	538,308
Chester County, GO	5.00	8/15/19	500,000	542,280
Chester County School Authority, School LR (Chester County Intermediate Unit Project) (Insured; AMBAC)	5.00	4/1/21	2,325,000	2,502,188
Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	1,000,000	1,096,170
Delaware County	5.13	10/1/17	1,000,000	1,032,870
Eastern York School District, GO (Insured; FSA)	5.00	9/1/23	1,640,000	1,781,499
Harrisburg Authority, Office and Parking Revenue	5.75	5/1/08	805,000	815,070
Harrisburg Parking Authority, Parking Revenue (Insured; FSA)	5.75	5/15/14	640,000	701,971
Harrisburg Redevelopment Authority (Insured; FSA)	0.00	11/1/16	2,000,000	1,344,380
Kennett Consolidated School District (Insured; FGIC)	5.25	2/15/16	1,000,000	1,080,040
McKeesport Area School District (Insured; FGIC)	0.00	10/1/09	1,070,000	969,677
Monroe County Hospital Authority, HR (Pocono Medical Center) (Insured; Radian)	5.50	1/1/12	1,095,000	1,148,984
Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/15	1,035,000	1,119,125
Mount Lebanon School District,				

GO (Insured; MBIA)	5.00	2/15/13	1,000,000 a	1,070,920
Neshaminy School District				
(Insured; MBIA)	5.00	4/15/16	1,250,000	1,347,650
Norristown				
(Insured; Radian)	0.00	12/15/11	1,465,000	1,216,638
Norristown				
(Insured; Radian)	0.00	12/15/13	735,000	562,282
North Allegheny School District				
(Insured; FGIC)	5.00	5/1/15	1,625,000	1,744,876
Pennsylvania Finance Authority,				
Revenue (Penn Hills Project)				
(Insured; FGIC)	5.25	12/1/13	1,105,000	1,109,188
Pennsylvania Higher Educational				
Facilities Authority, Revenue				
(State System of Higher				
Education) (Insured; AMBAC)	5.25	12/15/14	1,600,000	1,630,432
Pennsylvania Higher Educational				
Facilities Authority, Revenue				
(UPMC Health System)	6.00	1/15/13	1,995,000	2,161,523
Pennsylvania Higher Educational				
Facilities Authority, Revenue				
(UPMC Health System)	6.00	1/15/14	1,580,000	1,717,602
Pennsylvania Housing Finance				
Agency, SFMR	4.70	10/1/25	990,000	1,005,444
Pennsylvania Intergovernmental				
Cooperative Authority, Special				
Tax Revenue (Philadelphia				
Funding Program) (Insured;				
FGIC)	5.25	6/15/16	1,200,000	1,239,732
Pennsylvania Public School				
Building Authority, School				
Revenue (Daniel Boone School				
District Project) (Insured;				
MBIA)	5.00	4/1/13	1,005,000 a	1,075,360
Pennsylvania Turnpike Commission,				
Oil Franchise Tax Senior				
Revenue (Insured; AMBAC)	5.25	12/1/08	320,000 a	331,821
Pennsylvania Turnpike Commission,				
Oil Franchise Tax Senior				
Revenue (Insured; AMBAC)	5.25	12/1/18	135,000	139,730
Pennsylvania Turnpike Commission,				
Oil Franchise Tax Senior				
Revenue (Insured; AMBAC)	5.25	12/1/18	545,000	564,849
Pennsylvania Turnpike Commission,				
Turnpike Revenue (Insured;				
AMBAC)	5.00	12/1/22	1,815,000	1,973,940
Philadelphia				
(Insured; XLCA)	5.25	2/15/14	2,000,000	2,157,300
Philadelphia,				
Airport Revenue (Insured; MBIA)	5.00	6/15/25	510,000	537,938
Philadelphia,				
Gas Works Revenue (Insured;				

FSA)	5.50	7/1/15	1,550,000	1,621,192
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	2,500,000	2,559,300
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University Hospital)	6.50	11/15/08	925,000	949,559
Philadelphia Municipal Authority, LR (Insured; FSA)	5.25	11/15/15	2,115,000	2,283,396
Pittsburgh School District, GO (Insured; MBIA)	5.00	9/1/20	1,315,000	1,418,385
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/13	1,800,000	1,986,624
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	1,000,000	1,103,770
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,000,000	1,105,680
State Public School Building Authority, School Revenue (York School District Project) (Insured; FSA)	5.00	5/1/18	545,000	581,439
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.25	9/15/20	750,000	805,665
Trinity Area School District (Insured; FSA)	5.20	11/1/12	1,235,000	1,264,751
Wayne Memorial Hospital and Health Facilities Authority, County Guaranteed HR (Wayne Memorial Hospital Project) (Insured; MBIA)	5.25	7/1/16	2,135,000	2,297,303
West Mifflin Area School District, GO (Insured; FSA)	5.00	10/1/22	710,000	767,872
West Mifflin Sanitary Sewer Municipal Authority, Sewer Revenue (Insured; MBIA)	4.90	8/1/13	880,000	893,649
Westmoreland County (Insured; FGIC)	0.00	12/1/08	1,590,000	1,489,019
Wilson Area School District (Insured; FGIC)	5.13	3/15/16	1,300,000	1,385,397
Wilson Area School District (Insured; FSA)	5.00	5/15/16	1,135,000	1,213,576
Yough School District (Insured; FGIC)	0.00	10/1/07	1,000,000	977,920

U.S. Related--2.0%

Guam Waterworks Authority,				
Water and Wastewater System				
Revenue	5.50	7/1/16	320,000	342,144
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/23	1,000,000	1,092,910
Total Investments (cost $67,088,787)			**97.6%**	**69,131,005**
Cash and Receivables (Net)			**2.4%**	**1,715,126**
Net Assets			**100.0%**	**70,846,131**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes

RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance